SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 29, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 7.01.   Regulation FD Disclosure.

On November 29, 2005, Steven R. Williams, Chairman and CEO of Petroleum Development Corporation ("the Company") will make a presentation at the FBR Investor Conference. The slide presentation for Mr. Williams' presentation is attached in Exhibit 9.01.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The annual report is filed herewith as Exhibit 99.1 and incorporated herein by reference.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date November 29, 2005

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer